UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2012

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  [x] Form 20-F    [  ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  [  ] Yes    [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date: June 12, 2012	By:	/s/ Wang Jian
Name: Wang Jian Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this supplemental notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this supplemental notice.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

Reference is made to the notice (the “Notice”) of the annual general meeting of the Company for the year 2011 (“AGM”), which was dated 14 May 2012 and set out the time and the venue of the AGM and the resolutions (the “Original Resolutions”, each an “Original Resolution”) to be proposed before the AGM for approval by the shareholders of the Company (the “Shareholders”). Unless otherwise stated, the terms used herein shall have the same meanings as those defined in the Notice.

Subsequent to the despatch of the Notice, the Company received from 中國東方航空集團公司 (China Eastern Air Holding Company) (“CEA Holding”), the controlling shareholder of the Company, a written notice of its intention to propose one additional resolution for consideration and approval at the AGM.

SUPPLEMENTAL NOTICE IS HEREBY GIVEN THAT , in addition to Original Resolutions, the following resolution will be included in the Notice as a newly added resolution numbered 14 (the “New Resolution”) for approval by the Shareholders by way of special resolution at the AGM. Save for the inclusion of the New Resolution as set out in this supplemental notice, all information and contents set out in the Notice remain unchanged.

SPECIAL RESOLUTION

14.	“THAT, to consider and approve the proposal of the “Issuance of corporate bonds”, the details of which are as follows:

1.	Issue size: The amount of the corporate bonds (the “Bonds”) shall not be more than RMB8.8 billion (including RMB8.8 billion). The Bonds may be offered in one tranche or multiple tranches with reference to the Company’s requirements for aircraft financing. Mr. Liu Shaoyong, the Chairman, and/or Mr. Ma Xulun, the Vice Chairman are authorised to determine the actual size of issue and number of tranches within the aforesaid scope, based on the Company’s funding requirements and market conditions at the time of issue.

2.	Maturity and class of issue: The Bonds offered shall have a term of not more than 10 years in the form of a uniform maturity date or a bond portfolio with several maturity dates. Mr. Liu Shaoyong, the Chairman, and/or Mr. Ma Xulun, the Vice Chairman are authorised to determine the actual composition of maturity and the size of each class of the Bonds in terms of maturity, based on relevant requirements and market conditions.

3.	Place of Issuance: Within the mainland of The People’s Republic of China.

4.	Target investors and placing arrangements for the Shareholders: The Bonds will be issued through public offer and the Shareholders have no pre-emptive rights to subscribe the Bonds.

5.	Major use of proceeds: The proceeds will mainly be applied in the purchase of aircraft, re-financing of bank loans to lower the financing costs and optimize the financing structure and supplement of working capital.

6.	Guarantee: Guarantee will be provided by China Eastern Air Holding Company.

7.	Valid term of the resolution: The resolution on the issuance of the Bonds to be proposed at Shareholders’ meeting shall be valid from the date on which the resolution is considered and approved at the Shareholders’ meeting up to the date of expiry of 24 months upon the approval by the China Securities Regulatory Commission with regard to the issuance of the Bonds.

8.	To authorise Mr. Liu Shaoyong, the Chairman, and/or Mr. Ma Xulun, the Vice Chairman, to adopt at least the following measures in the event that the Company expects its failure to repay the principal of or interest on the Bonds or default on principal or interest payments of the Bonds upon maturity:

(1)	Not distributing profit to the Shareholders;

(2)	Deferring the implementation of capital expenditure projects such as significant external investments, mergers and acquisitions;

(3)	Reducing or suspending wages and bonuses payable to directors and the senior management;

(4)	Prohibiting the release of chief responsible officers of the Company in relation to the Bonds.

9.	To generally and unconditionally agree to authorise Mr. Liu Shaoyong, the Chairman, and/or Mr. Ma Xulun, the Vice Chairman, to deal with matters in relation to the issue of the Bonds to ensure the successful implementation thereof, including but not limited to:

(1)	T o t h e extent permitted by laws and regulations, based on the actual conditions of the Company and the market, formulating the detailed plan for the issue of the Bonds and revising and adjusting the terms of the issuance of the Bonds including but not limited to all matters related to the terms of issue such as the actual issue size, the maturity, interest rates of the Bonds or the determination thereof, the timing of the issue, whether or not to issue in tranches and the number of tranches, whether to set buyback and redemption clauses, guarantees, due dates and methods for principal and interest payments, detailed placing arrangements and where such listing will take place, etc.;

(2)	Engaging intermediaries to handle matters in relation to the issuance of the Bonds and reporting procedures in relation to listing;

(3)	Selecting a bonds trustee manager for the issuance of the Bonds, executing the entrusted management agreement and formulating rules of proceedings for the bondholders’ meeting;

(4)	Formulating, approving, executing, amending and announcing all legal documents related to the public issue of the Bonds, and making corresponding supplements or adjustments to the reporting documents in accordance with the requirements of regulatory authorities;

(5)	Proceeding with matters related to the reporting and listing procedures of the issue of the Bonds;

(6)	Making corresponding adjustments to the detailed plan of the issue of the Bonds and other relevant matters in accordance with opinions of regulatory authorities or deciding whether to proceed with the issuance of the Bonds in accordance with the actual circumstances in the event of any changes in the policy of regulatory authorities on the issue of corporate bonds or any changes in market conditions, save for the matters that are subject to Shareholders’ re-voting at the Shareholders’ meeting under relevant laws, regulations and the articles of association of the Company;

(7)	Proceeding with other matters related to the issue and listing of the Bonds; and

(8)	The authorisation shall be valid from the date on which the resolution is considered and approved at the Shareholders’ meeting up to the date of expiry of 24 months upon the approval by the China Securities Regulatory Commission with regard to the issuance of the Bonds.

10.	To agree to authorise the secretary to the Board of the Company to approve, execute and dispatch relevant announcements and disclose relevant information in accordance with the regulatory rules applicable in the jurisdictions where the shares of the Company are listed.”

NEW PROXY FORM

Since the proxy form for the AGM (the “Old Proxy Form”) sent together with the Notice does not contain the New Resolution as set out in this supplemental notice to be approved at the AGM, a new proxy form for the AGM (the “New Proxy Form”) has been prepared and is enclosed with this supplemental notice.

You are requested to complete and return the New Proxy Form in accordance with the instructions printed thereon to Hong Kong Registrars Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as possible and in any event not later than 24 hours before the time appointed for holding the AGM or any adjournment thereof (the “Closing Time”).

A Shareholder who has not yet lodged the Old Proxy Form with the Company’s registrar is requested to lodge the New Proxy Form if he or she wishes to appoint proxies to attend the AGM on his or her behalf. In this case, the Old Proxy Form should not be lodged with the Company’s registrar.

A Shareholder who has already lodged the Old Proxy Form with the Company’s registrar should note that:

(i)	If no New Proxy Form is lodged with the Company’s registrar, the Old Proxy Form will be treated as a valid proxy form lodged by him or her if correctly completed. The proxy so appointed by the Shareholder will be entitled to vote at his or her discretion or to abstain on any resolution properly put to the AGM other than those referred to in the Notice and the Old Proxy Form, including the newly added resolution as set out in this supplemental notice.

(ii)	If the New Proxy Form is lodged with the Company’s registrar before Closing Time, the New Proxy Form will revoke and supersede the Old Proxy Form previously lodged by him or her. The New Proxy Form will be treated as a valid proxy form lodged by the Shareholder if correctly completed.

(iii)	If the New Proxy Form is lodged with the Company’s registrar after the Closing Time, the New Proxy Form will be invalid. However, it will revoke the Old Proxy Form previously lodged by the Shareholder, and any vote that may be cast by the purported proxy (whether appointed under the Old Proxy Form or the New Proxy Form) will not be counted in any poll which may be taken on a proposed resolution. Accordingly, Shareholders are advised not to lodge the New Proxy Form after the Closing Time. If such Shareholders wish to vote at the AGM, they will have to attend in person and vote at the AGM themselves. Shareholders are reminded that completion and delivery of the Old Proxy Form and/or the New Proxy Form will not preclude Shareholders from attending and voting in person at the AGM or at any adjourned meeting should they so wish.

By order of the Board

中國東方航空股份有限公司

CHINA EASTERN AIRLINES CORPORATION LIMITED

Wang Jian

Joint Company Secretary

As at the date hereof, the Directors are:

Liu Shaoyong	(Chairman)
Ma Xulun	(Vice Chairman, President)
Li Yangmin	(Director, Vice President)
Luo Zhuping	(Director)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Wu Xiaogen	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Shao Ruiqing	(Independent non-executive Director)

Shanghai, the PRC

12 June 2012

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